P.E. 12/31/01

0-29878

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

the Securities Exchange Act of 1934

For the month of December, 2001.

Gentry Resources, Ltd.
(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x Form 40-F ___

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________ No___________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.
(Registrant)

Date December 28, 2001

By:
Name: Christine Penner
Title: Corporate Administrator

GENTRY
RESOURCES LTD.

2500, 101 – 6th Avenue SW
Calgary, AB T2P 3P4
Phone (403) 264-6161
Fax (403) 266-3069

News Release

Gentry Announces Commencement of Drilling Programs

Calgary, Alberta, December 4, 2001 - Gentry Resources Ltd. ("Gentry") is pleased to announce that is has commenced drilling programs on its Provost East and Princess properties, both located in southern Alberta.

At Provost East, the Company spudded its first operated well in this area on December 2. The Company is in the final stage of reviewing its seismic database in this central Alberta focus area, to pinpoint further locations targeting both gas and oil reservoirs and will follow up with additional drilling on these prospects over the next two months. Further to recent announcements, the Company is in the process of commissioning equipment additions and upgrades to its Provost East gas-processing facility. The Company expects the last upgrade, a meter station resizing, will be finalized by mid next week and should result in an increase to Gentry's gas production in this area by an estimated 4mmcf/d.

At Princess in southern Alberta, the Company is also pleased to announce that on November 30th it spudded the first of a five-well drilling program targeting Mississippian and Devonian gas reservoirs. These five wells will complete the company's earning phase on this 55-section farm-in with any further expenses to be on a 50/50 basis. The Company expects to be finished this drilling program by early January and will evaluate drilling results before initiating the second phase of drilling which would begin early in the spring of next year. The Company has so far identified eleven drilling locations on this block, which has approximately 80% coverage with 3D seismic.

Management and directors consider both these projects to be high impact exploration areas for Gentry. These projects also put the Company in an excellent position to capitalize on the forecast increase in gas prices, which the Company expects to occur by mid summer 2002.

Gentry currently has 20,535,294 shares issued and outstanding and trades on the Toronto Stock Exchange under the symbol "GNY".

For Details, Contact: Hugh Ross, President & Chief Executive Officer (403) 264-6161
R. Gordon McKay, Chief Operating Officer (403) 264-6161
Roger Fullerton, Manager, Investor Relations (952) 929-7243
Website: www.gentryresources.com
Email: gentry@gentryresources.com

TSE Symbol: GNY

GENTRY
RESOURCES LTD.

2500, 101 – 6th Avenue SW
Calgary, AB T2P 3P4
Phone (403) 264-6161
Fax (403) 266-3069

News Release

Gentry Announces Significant Drilling Results

Calgary, Alberta, December 10, 2001 - Gentry Resources Ltd. ("Gentry") is pleased to announce that over the weekend it cased two wells, one at Princess, the other at Provost East, and spudded a second Princess well. A third Princess well will commence drilling operations today. To date, the Company has identified a total of 11 drilling locations on this 55-section block. Gentry operates both of these properties.

At Princess, the first well of a five-well program on the Company's 55-section farmin was drill stem tested (DST) and cased. Three separate DSTs were run and all three tested gas from Devonian-aged formations. Pressures indicate the three zones tested are part of the same pool. All the DSTs were gas bearing with the maximum gas rate from one of the tests measuring six mmcf/d. There was no evidence of water recovery in any of the tests. The Company will drill one more well into this isolated feature prior to year-end and pending the results of this well, may drill a second delineation well in the first quarter of 2002. Initial estimates from the pressures recorded on the DSTs and correlated to 3D seismic indicated the target feature may be as large as six sections in size. The Company has the option to tie up all six sections as part of its earning through the five-well Princess program. Four of the initial five Princess drilling locations target separate geological features.

At Provost East, the Company drill-stem tested and cased a gas well. Logs indicate a gross pay zone of four meters with no water recovery on the DST. Log analysis and formation pressures indicate a virgin reservoir with opportunity to drill offset locations in 2002. Prior to year-end, the Company will perforate and, if required, frac this zone to determine reserves and gas rates. The Company has several additional drilling locations in this area and will pursue these over the next several months.

"Plays like the one at Princess don't come along very often. We are very excited about size and potential of this property, and what it means to the future growth of Gentry." said Gordon McKay, Chief Operating Officer.

Gentry's current production stands at 1,870 boe/d. Gentry currently has 20,535,294 shares issued and outstanding and trades on the Toronto Stock Exchange under the symbol "GNY".

For Details, Contact:	Hugh Ross, President & Chief Executive Officer	(403) 264-6161
	R. Gordon McKay, Chief Operating Officer	(403) 264-6161
	Roger Fullerton, Manager, Investor Relations	(952) 929-7243

Website: www.gentryresources.com
Email: gentry@gentryresources.com

TSE Symbol: GNY

GENTRY
RESOURCES LTD.

2500, 101 – 6th Avenue SW
Calgary, AB T2P 3P4
Phone (403) 264-6161
Fax (403) 266-3069

News Release

Gentry Announces Bought Deal Financing

Calgary, Alberta, December 11, 2001 - Gentry Resources Ltd. ("Gentry") is pleased to announce that it has entered into a financing agreement with a syndicate of underwriters led by National Bank Financial Inc. and including Haywood Securities Inc., Research Capital Corporation and First Associates Investments Inc. The agreement provides for the issuance and sale of 1,615,000 flow-through common shares to the public at a price of $1.55 per flow-through common share for gross proceeds of $2,503,250 on a bought deal basis.

The offering is expected to close on or about December 19, 2001. The proceeds of this offering will be utilized to fund Gentry's 2002 capital expenditure program.

The flow-through common shares offered will not be, and have not been, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirement.

Gentry currently has 20,535,294 shares issued and outstanding and trades on the Toronto Stock Exchange under the symbol "GNY".

For Details, Contact:	Hugh Ross, President & Chief Executive Officer	(403) 264-6161
	Ketan Panchmatia, Chief Financial Officer	(403) 264-6161
	Roger Fullerton, Manager, Investor Relations	(952) 929-7243

Website: www.gentryresources.com
Email: gentry@gentryresources.com

TSE Symbol: GNY

GENTRY RESOURCES LTD.

2500, 101 – 6th Avenue SW
Calgary, AB T2P 3P4
Phone (403) 264-6161
Fax (403) 266-3069

News Release

Gentry Announces Completion of Bought Deal Financing

Calgary, Alberta, December 19, 2001 - Gentry Resources Ltd. ("Gentry") is pleased to confirm that it has closed the $2,503,250 financing, which was previously announced on December 11, 2001. 1,615,000 flow-through shares were issued at a price of $1.55 per share.

The financing was led by National Bank Financial Inc. and included Haywood Securities Inc., Research Capital Corporation, and First Associates Investments Inc. The gross proceeds of the financings will be applied to the Company's 2002 capital exploration program.

Gentry currently has 22,150,794 shares issued and outstanding and trades on the Toronto Stock Exchange under the symbol "GNY".

For Details, Contact: Hugh Ross, President & Chief Executive Officer (403) 264-6161
Ketan Panchmatia, Chief Financial Officer (403) 264-6161
Roger Fullerton, Manager, Investor Relations (952) 929-7243
Website: www.gentryresources.com
Email: gentry@gentryresources.com

TSE Symbol: GNY

GENTRY RESOURCES LTD.

2500, 101 – 6th Avenue SW
Calgary, AB T2P 3P4
Phone (403) 264-6161
Fax (403) 266-3069

News Release

Gentry Announces Completion of Second Phase Financing

Calgary, Alberta, December 28, 2001 - Gentry Resources Ltd. ("Gentry") is pleased to announce that it has completed a second and final phase to its previously announced flow-through financing. This phase was completed primarily with insiders and employees of the Company and resulted in 193,549 flow-through shares being issued at a price of $1.55 per share for gross proceeds of $300,000.95. All proceeds from this phase of the financing will be applied to the Company's 2002 capital exploration program.

Gentry currently has 22,344,343 shares issued and outstanding and trades on the Toronto Stock Exchange under the symbol "GNY".

For Details, Contact:

For Details, Contact:	Hugh Ross, President & Chief Executive Officer	(403) 264-6161
	Ketan Panchmatia, Chief Financial Officer	(403) 264-6161
	Roger Fullerton, Manager, Investor Relations	(952) 929-7243

Website: www.gentryresources.com

Email: gentry@gentryresources.com

TSE Symbol: GNY